UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2009

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig, Chief Financial Officer

Dated: September 6, 2009

The Company’s parent Company, Priortech Ltd. (“Priortech”), which is a publicly traded company on the Tel-Aviv Stock Exchange, is required to implement, as of January 1, 2007, Accounting Standard No. 30 of the Israel Accounting Standard Board (the “Standard”).

Details regarding the Standard and its implementation, as reflected on Priortech’s consolidated statements for the years 2007, 2008and March 31, were given in the Company’s previous reports concerning the Standard.

The net amount of capitalized development expenses reflected on Priotech’s consolidated statements for the six month period ended June 30, 2009 is US$1,061 thousands.

Another item of disclosure on Priortech’s reports reflects the fact that on June 30, 2009, Camtek was engaged in hedging transactions in US Dollars on the NIS exchange rate. The opened hedging transactions as of June 30, 2009, are displayed in the following table:

Amount	Call/Put	Repayment day	Transaction date	Market Rate	Market Value (USD)

150,000	Call	29/07/2009	26/01/2009	3.918481	(10)

(150,000)	Put	29/07/2009	26/01/2009	3.918481	443

300,000	Call	29/07/2009	24/12/2008	3.918481	(754)

(300,000)	Put	29/07/2009	24/12/2008	3.918481	387

150,000	Call	27/08/2009	26/01/2009	3.917524	(103)

(150,000)	Put	27/08/2009	26/01/2009	3.917524	1,036

(300,000)	Put	27/08/2009	24/12/2008	3.917524	1,238

300,000	Call	27/08/2009	24/12/2008	3.917524	(1,378)

150,000	Call	25/09/2009	26/01/2009	3.917033	(265)

(150,000)	Put	25/09/2009	26/01/2009	3.917033	1,550

(300,000)	Put	25/09/2009	24/12/2008	3.917033	2,083

300,000	Call	25/09/2009	24/12/2008	3.917033	(2,104)

150,000	Call	28/10/2009	26/01/2009	3.916451	(471)

(150,000)	Put	28/10/2009	26/01/2009	3.916451	2,046

300,000	Call	28/10/2009	24/12/2008	3.916451	(2,787)

(300,000)	Put	28/10/2009	24/12/2008	3.916451	2,947

150,000	Call	26/11/2009	26/01/2009	3.915849	(660)

(150,000)	Put	26/11/2009	26/01/2009	3.915849	2,438

300,000	Call	26/11/2009	24/12/2008	3.915849	(3,278)

(300,000)	Put	26/11/2009	24/12/2008	3.915849	3,650

(150,000)	Put	29/12/2009	26/01/2009	3.915259	2,848

(300,000)	Put	29/12/2009	24/12/2008	3.915259	4,400

300,000	Call	29/12/2009	24/12/2008	3.915259	(3,997)

150,000	Call	29/12/2009	26/01/2009	3.915259	(876)